UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         STATEFED FINANCIAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   857549 10 9
                                 (CUSIP Number)

                                DOUGLAS M. KRATZ
                           852 MIDDLE ROAD, SUITE 101
                             BETTENDORF, IOWA 52722
                                 (563) 823-3300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 19, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  SCHEDULE 13D

--------------------------                                                                                  ------------------------
  CUSIP NO.  857549 10 9                                                                                      PAGE   2 OF  7 PAGES
--------------------------                                                                                  ------------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS; S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       Douglas M. Kratz
                       SSN: ###-##-####
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (A)  |_|
                                                                                                                         (B)  |_|

-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY


-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

                       PF
-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America
------------------------- ------------ ---------------------------------------------------------------------------------------------
       NUMBER OF               7       SOLE VOTING POWER

         SHARES                                   126,600 shares
                          ------------ ---------------------------------------------------------------------------------------------
      BENEFICIALLY             8       SHARED VOTING POWER

        OWNED BY                                  0 shares
                          ------------ ---------------------------------------------------------------------------------------------
          EACH                 9       SOLE DISPOSITIVE POWER

       REPORTING                                  126,600 shares
                          ------------ ---------------------------------------------------------------------------------------------
         PERSON               10       SHARED DISPOSITIVE POWER

          WITH                                    0 shares
-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       126,600 shares
-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                          |_|


-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.9%
-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                       IN
-------------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of StateFed Financial Corporation ("Issuer"), a Delaware corporation, having its principal executive offices at 13523 University Avenue, Clive, Iowa 50325.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) This Schedule is being filed by the following reporting person (hereinafter referred to as the "Reporting Person"). Information about the Reporting Person, his business address and his principal occupation, is set forth below.

         Douglas M. Kratz is an individual with a business address of 852 Middle Road, Suite 101, Bettendorf, Iowa 52722. Mr. Kratz is the chairman of the board and chief executive officer of National Bancshares, Inc., a one bank holding company which owns THE National Bank, Bettendorf, Iowa, and is the vice chairman of THE National Bank.


         (b)      See (a) above.

         (c)      See (a) above.

         (d)      See (e) below.

         (e) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The Reporting Person has acquired no additional shares of Common Stock since October 15, 2002, the transaction requiring the filing of Amendment No. 2 to Schedule 13D on October 17, 2002.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         By letter dated November 19, 2002 (Exhibit A), the Reporting Person expressed his disappointment to the Issuer regarding the Issuer's failure to accept the Reporting Person's offer to purchase the Issuer (See Exhibit A to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 11, 2002). Additionally, in the letter, the

Reporting Person requested a representative on the Issuer's board of directors and identified certain concerns regarding the Issuer, including the mismanagement of expenses.

         The Reporting Person does not, at this time, have any plans or proposals that would relate to, or would result in, any transaction, change or other occurrence with respect to the Issuer or the Common Stock as is listed on paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a) The beneficial ownership of the Reporting Person of Common Stock of the Issuer as of the date hereof is as follows:

                  Mr. Douglas M. Kratz is the beneficial owner of 126,600 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Mr. Kratz represents 9.9% of the shares of Common Stock outstanding.

The number of shares beneficially owned and the percentages of outstanding shares represented thereby, for the Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 1,278,870 shares of Common Stock as of September 17, 2002, as reported in the Issuer's Annual Report on Form 10-KSB dated September 30, 2002.

         (b) The Reporting Person has the sole power to vote and to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by him.

         (c) Information with respect to transactions in the Common Stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                                    Price
                                 Shares              Per              Where
         Date                   Acquired            Share          Transacted
         ----                   --------           ------          -----------
   October 15, 2002              29,000            $12.25          Open market
    October 4, 2002              21,000            $10.35          Open market
  September 23, 2002              7,300            $10.15          Open market
  September 12, 2002             17,000             $9.65          Open market

         (d) No other person has the right to receive dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         None




                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002.

                                                   /s/ Douglas M. Kratz
                                                   -----------------------------
                                                   Douglas M. Kratz

                                    EXHIBIT A


November 19, 2002


Mr. Randall C. Bray, Chairman
StateFed Financial Corporation
13523 University Avenue
Clive, IA  50325

Re:  Proposed Purchase of StateFed Financial Corporation ("StateFed")

Dear Mr. Bray:

I am disappointed that StateFed has rejected my offer to purchase the company. Such a transaction would have been in the best interest of the company and its shareholders and the company's failure to explain its decision is simply a continuation of poor judgment.

I also find it particularly disconcerting that StateFed released its first quarter earnings just three days after its annual meeting of shareholders. The delayed disclosure of the company's disappointing earnings can only be viewed as disingenuous and a severe lack of acceptable corporate governance and oversight by StateFed's board of directors.

Relative to first quarter earnings, I would offer the following:

1) I do not believe the company's press release was forthright. Even without the significant increase in the provision for loan losses, StateFed's earnings would be substantially below its peer group due to significant increases in salaries and benefits, occupancy costs and miscellaneous expenses. Frankly, management has done a poor job of controlling expenses and StateFed has way too much overhead for a financial institution of its size.

2) Relative to costs, it is my understanding that management is seriously considering upgrading its technology systems. Although I suspect such is long overdue, as a shareholder, I am recommending that a final decision to increase spending in this area be put on hold until the board of directors determines whether or not the company can remain independent. Installation of a new technology system could eliminate potential acquirers of the company and a wrong decision in this area could negatively impact the company's share price.

3) In view of StateFed's earnings problems coupled with its shareholders' recent rejection of the proposed 2002 Omnibus Incentive Plan, I would assume the board understands that bonuses and/or other types of compensation increases to directors, executives and employees would not be appropriate. By the way, would it not have been appropriate to inform, via its earnings release, StateFed's shareholders of the rejection of the Omnibus Incentive Plan? That way, shareholders who were not able to attend the annual meeting, stock analysts and other interested parties could at least take comfort in the fact that they were prophetic in believing the stock option plan should not be approved due to StateFed's lack of both financial and market performance.

4) Until StateFed's earnings improve dramatically, it would only seem prudent to eliminate cash dividends. With all the issues (problem loans, overhead, necessity to grow, etc.) surrounding the company, capital retention is paramount and there are no factors that justify further purchases under the company's stock buy-back program.

         It is my understanding that other significant shareholders were present at the shareholder meeting. If these or any other shareholders are extending offer(s) to acquire StateFed at a price equivalent to or higher than my offer, the board should have disclosed such, as requested, to shareholders at the annual meeting. To that end, I am requesting that the board of directors submit to the shareholders of StateFed (for a vote), the highest per share cash offer it has received as of November 30th. Please don't force me or any other potential acquirer into hostile waters.

In closing, no matter what the outcome of the aforementioned request, I strongly believe that I should have a representative on StateFed's board of directors...it is important that the board includes individuals whose interests are aligned to those interests of shareholders. In this regard, I believe that the board should also appoint a representative of Krause Gentle Corporation, another 9.9% shareholder, to the board.

Thank you in advance for forwarding this writing to each director of StateFed.

Very truly yours,



Douglas M. Kratz


cc: Jearlene Miller, OTS
    Lisa A. Smith, FRB
    Michele D. Vaillancourt, Esq.



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